BioSig Technologies, Inc.

54 Wilton Road, 2nd Floor

Westport, Connecticut 06880

310-620-9320

July 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        BioSig Technologies, Inc.

Request to Withdraw Registration Statement on Form S-1 on Form S-3

File No. 333-224985

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BioSig Technologies, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 on Form S-3, as amended by Amendment No. 1, together with all exhibits thereto (the “Registration Statement”), that was originally filed with the Commission on May 16, 2018 (with the Amendment No. 1 to the Registration Statement on Form S-1 on S-3 filed on September 28, 2018).

The Registration Statement has not been declared effective, and the Company hereby confirms that it has not sold, and will not sell, any securities under the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Rick A. Werner of Haynes and Boone, LLP, by email at rick.werner@haynesboone.com or by facsimile at (212) 918-8989. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact the Company’s counsel, Haynes and Boone, LLP, attention: Rick A. Werner at (212) 659-7300.

Very truly yours, BioSig Technologies, Inc. By: /s/ Kenneth L. Londoner Name: Kenneth L. Londoner Title: Chief Executive Officer

cc: Rick A. Werner, Esq., Haynes and Boone, LLP